SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 COMPANY REGISTRY (NIRE): 4130003653

CERTIFICATE OF THE MINUTES OF THE 251st

ORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the undersigned members of the Board of Directors (BoD) met on June 13, 2024, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná, to discuss the items on the agenda of this meeting. Mr. Marcel Martins Malczewski, Chair of the Board, welcomed everyone and invited me, Victória Baraldi Mendes Batista, to act as secretary.

The Board of Directors resolved, among others, on the matters below:

1. Resolution on the Internal Regulations of the Executive Boards of Copel (Holding) and its Wholly-Owned Subsidiaries - Mr. Vicente Loiácono Neto, the Governance, Risk and Compliance Executive Director, accompanied by his team, presented a proposal to change the Internal Regulations of the Executive Boards of Copel (Holding) and its Wholly-Owned Subsidiaries. Mr. Vicente informed that, in alignment with the Company's strategic planning and market practices, within the scope of Copel (Holding), due to the need to adjust the structure of the executive boards, the Regulation and Market Office was created, and the Deputy Regulation Office was extinguished. At Copel Distribuição S.A., the Operation and Maintenance Office was created and the Commercial and Management Office was extinguished. Then, the members of the Sustainable Development Committee (CDS) were heard, who stated that the matter was discussed in their 39th Meeting, held on June 11, 2024, and recommended the approval of the matter by the Board of Directors. After analyzing the information, discussing, the matter, making clarifications, and considering the favorable financial, legal and regulatory opinions, in addition to the favorable recommendation of the Executive Board, at its 2605th Meeting, held on June 06, 2024, as well as the recommendation from the CDS, as recorded above, the Board of Directors unanimously approved the proposal for the amendment to the Internal Regulations of the Executive Boards of Copel (Holding) and its Wholly-Owned Subsidiaries, which remains under the custody of the Governance Bodies Secretariat. -----------------------------------------------------------------------------------------------------------------

2. Election of the Regulation and Market Executive Director - The Board of Directors resolved, unanimously, to elect, as the Regulation and Market Executive Director, for the 2024/2026 term of office: Fernando Antonio Gruppelli Junior, Brazilian, married, electrical engineer, holder of identification (RG) number 4.105.321-6 SSP/PR, enrolled under individual taxpayer ID (CPF) number 703.340.219-87, resident and domiciled at Rua Frei Tarcísio Mastena nº 352, casa 4, Santa Felicidade, Curitiba - PR, CEP 82320-150. It is registered herein that, due to the amendment to the Internal Regulations of the Executive Boards and the election recorded above, the Executive Board of Companhia Paranaense de Energia - Copel will now be comprised by the following members for the 2024/2026 office term: Daniel Pimentel Slaviero as Executive President; Fernando Antonio Gruppelli Junior as Regulation and Market Executive Director; Ana Letícia Feller as Executive Director of Corporate Management; Adriano Rudek de Moura as Executive Director of Financial and Investors Relations; Cássio Santana da Silva as Executive Director of Business Development; and Eduardo Vieira de Souza Barbosa as Legal and Regulatory Executive Director. -----------------------------------------------------------------------------------------------------------

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 COMPANY REGISTRY (NIRE): 4130003653

3. Resolution on the creation of the Cyber and Information Security Committee - Mrs. Ana Letícia Feller, Executive Director of Corporate Management, accompanied by the representatives of the Information Technology Superintendency, presented information about the proposal to create the Cyber and Information Security Committee, in response to the opportunity for improvement presented in the last Company Benchmarking Report - CBR, for the point regarding “1.8.1 Information Security Governance/Cybersecurity” - Corporate Sustainability Assessment - CSA from S&P Global. She also presented, for consideration, a draft of the proposed Committee's Internal Regulations. Then, the members of the Sustainable Development Committee (CDS) were heard, who stated that the matter was discussed in their 39th Meeting, held on June 11, 2024, and recommended the approval of the matter by the Board of Directors. After analyzing the information, making clarifications and considering the favorable recommendation of the Executive Board, at its 2605th Meeting, held on June 06, 2024, as well as the recommendation from the CDS, as recorded above, the Board of Directors unanimously approved the creation of the Cyber and Information Security Committee, as an advisory committee to the Company's Management, along with a draft of its Internal Regulations, under the terms of the material made available, which remains under the custody of the Governance Bodies Secretariat. The Board of Directors also resolved, unanimously, with the nominee abstaining from voting, to designate Mr. Jacildo Lara Martins as the representative of the Board of Directors and Coordinator of the Cyber and Information Security Committee, in accordance with the Internal Regulations of said created Committee. ----------------------------------------

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of confidentiality by Management, under the head provision of Article 155 of Law 6,404/76, as they refer solely to the Company’s internal interests, therefore lying outside the scope of the provision contained in Paragraph 1 of Article 142 of the aforementioned Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCELO SOUZA MONTEIRO; MARCO ANTÔNIO BARBOSA CÂNDIDO; PEDRO FRANCO SALES; VIVIANE ISABELA DE OLIVEIRA MARTINS; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 2, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.